Exhibit 99.1

The below is a question used in a market research project for Bayer

Q47 Statements Related to the Proposed Acquisition

The following statements are related to Bayer’s proposed acquisition of Monsanto.

Please rate the statements on a scale ranging from 1 to 5. Please use the numbers in between to differentiate your opinion.

	Strongly disagree (1)	(2)	(3)	(4)	Strongly agree (5)	Don’t know
It would be advantageous to discontinue the Monsanto name	¦	¦	¦	¦	¦	¦
I generally don’t like foreign companies taking over US businesses as large as this	¦	¦	¦	¦	¦	¦
There is a risk that taxes paid by the company will no longer benefit locally	¦	¦	¦	¦	¦	¦
Putting the two businesses together will drive innovation forward	¦	¦	¦	¦	¦	¦
More technology in farming is needed to secure the food supply for the increasing world population	¦	¦	¦	¦	¦	¦
There should be job guarantees	¦	¦	¦	¦	¦	¦
Bayer would be a good owner for Monsanto	¦	¦	¦	¦	¦	¦
If Bayer’s proposed acquisition of Monsanto became reality, I would avoid Bayer products	¦	¦	¦	¦	¦	¦

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.